

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 26, 2022

Anthony Leo
Chief Executive Officer
BayFirst Financial Corp.
700 Central Avenue
St. Petersburg, Florida 33701

> **Re: BayFirst Financial Corp.**
> **Registration Statement on Form S-1**
> **Filed January 20, 2022**
> **File No. 333-262263**

Dear Mr. Leo:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact John Stickel at 202-551-3324 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance